1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

July 29, 2010

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:          SEI Asset Allocation Trust 485(b) Filing

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Asset Allocation Trust (the “Trust” or “SAAT”), this letter responds to the comments you provided via telephone on July 1, 2010, regarding the 485(a) materials filed on May 27, 2010, and affecting the SAAT Aggressive Strategy, Diversified Moderate Growth, Diversified U.S. Stock, Market Growth Strategy, Moderate Strategy, Tax-Managed Aggressive Strategy, Conservative Strategy Allocation, Core Market Strategy Allocation, Defensive Strategy Allocation, Market Growth Strategy Allocation, Moderate Strategy Allocation, Conservative Strategy, Core Market Strategy, Defensive Strategy, Diversified Conservative, Diversified Conservative Income, Diversified Global Growth, Diversified Global Moderate Growth and Diversified Global Stock Funds (each, a “Fund,” and together, the “Funds”).  Below, we have briefly summarized your comments and questions, followed by our responses.

1.             Comment.              Please confirm whether the Trust will use a summary prospectus.

Response.              We confirm that the Trust does not presently intend to use a summary prospectus.

2.             Comment.              Please confirm that the Trust and the Funds are in compliance with all requirements set forth in the December 20, 1995 exemptive order (the “Order”) granted by the Securities and Exchange Commission (“SEC”).

Response.              The Order issued by the SEC permits the Diversified Conservative Income, Diversified Conservative, Diversified Global Moderate Growth, Diversified Moderate Growth, Diversified Global Growth, Diversified Global Stock and Diversified U.S. Stock Funds to acquire up to 100% of the shares of any of the Underlying SEI Funds under certain conditions.  We confirm that, as of the date of this correspondence, the Trust and the aforementioned Funds are in compliance with all requirements set forth in the Order.

3.             Comment.              Please remove the name of the Funds’ investment adviser from the cover of each Prospectus.

Response.              In response to your comment, we have removed the name of the Funds’ investment adviser from the cover of each Prospectus.

4.             Comment.              Please move “You may purchase Fund shares only if they are registered in your state” from the cover of each Prospectus to the portion of each Prospectus that responds to Item 11 of Form N-1A.

Response.              According to General Instruction C.3(b) of Form N-1A, a fund may include information on a prospectus cover page that is not otherwise required “as long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”  We believe that the statement about the availability of shares of the Funds does not fall into the aforementioned descriptions and is therefore permitted by Form N-1A.  The format of the cover page of the Trust’s Prospectuses is consistent with the format of the cover pages of the prospectuses of other funds in the SEI family of funds complex.  Based on the foregoing, we will retain the statement on the cover page of each Prospectus and not move the statement to the “How to Purchase Fund Shares” section of each Prospectus.

5.             Global Comment.                 Please remove all footnotes in each Fund’s Annual Fund Operating Expense table that are not contemplated under Instruction 3(f)(vii) to Item 3 of Form N-1A.

Response.              In response to your comment, we have removed the following footnote from each applicable Fund’s Annual Fund Operating Expense table, but added similar disclosure to the “Information About Voluntary Fee Waivers” section of each Prospectus:

AFFE reflect the estimated amount of fees and expenses that were incurred indirectly by the Fund through its investments in the Underlying SEI Funds during the most recent fiscal year. Actual AFFE indirectly borne by the Fund will vary with changes in the allocation of the Fund’s assets among the Underlying SEI Funds and with other events that directly affect the operating expenses of the Underlying SEI Funds. For additional information on the total operating expenses of each Underlying SEI Fund, please see “Information About the Underlying SEI Funds.”

6.             Global Comment.                 For each Fund that includes disclosure of short sales risk in the Fund’s “Principal Risks” section, please clarify whether this disclosure applies to each Fund directly, or to the Underlying SEI Funds.

Response.              In response to your comment, we have revised the disclosure for each applicable Fund to read as follows (new language appears in underlined, italicized font):

Short Sales Risk — Short sales entered into by the Underlying SEI Funds expose the Fund to the risk that an Underlying SEI Fund will be required to buy a security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Underlying SEI Fund and, therefore, the Fund. Reinvesting proceeds received from short selling may create leverage which can amplify the effects of market volatility on the Underlying SEI Fund’s and, therefore, the Fund’s share prices.

7.             Comment.              Please add “Small Cap Risk” and “Junk Bond Risk” disclosure to the “Principal Risks” section of each Prospectus with respect to the Diversified Conservative Income Fund.

Response.              In response to your comment, we have added the applicable summary risk disclosure to the Diversified Conservative Income Fund’s “Principal Risks” disclosure.

8.             Global Comment.                 Please remove all cross references to further disclosure of risk from each Fund’s “Principal Risks” section.

Response.              In response to your comment, we have removed all cross-references to further disclosure of risk from each Fund’s “Principal Risks” section.

9.             Global Comment.                 In accordance with Item 4(b)(2)(i) of Form N-1A, please include, if applicable, a statement explaining that updated performance information is available for each Fund and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Response.              In response to your comment, we have amended the Prospectuses to reflect that shareholders may obtain updated performance information through a toll-free telephone number.

10.          Global Comment.                 Please remove the first paragraph from each Fund’s “Average Annual Total Returns” disclosure.  Form N-1A does not contemplate narrative disclosure of a fund’s primary index.

Response.              In response to your comment, we have removed any narrative disclosure of a Fund’s primary index from the first paragraph of each Fund’s “Average Annual Total Returns” disclosure.  We have also amended the narrative disclosure of the Funds’ additional indices because these descriptions provide an introduction to the tables for the benefit of investors.  Instruction 2(b) to Item 4(b)(2) of Form N-1A allows a fund to “include, in addition to the required broad-based securities market index, information for one or more other indexes” and, “[i]f an additional index is included, [to] disclose information about the additional index in the narrative explanation accompanying the bar chart and table.”  We believe that this disclosure is necessary for shareholders to fully understand the Average Annual Total Returns table.

11.          Global Comment.                 For each Fund’s “Portfolio Managers” disclosure, please revise the disclosure of each Portfolio Manager’s experience to reflect his or her experience with each Fund instead of his or her experience with SEI Investments Management Corporation.

Response.              In response to your comment, we have revised each Fund’s “Portfolio Managers” disclosure accordingly.

12.          Comment.              With respect to the Diversified Global Growth, Diversified Global Moderate Growth and Diversified Global Stock Funds, please revise the investment strategy disclosure and the disclosure beginning on page S-1 of the Statement of Additional Information to more accurately reflect each Fund’s “global” strategy.  The SEC staff’s position is that a fund with the word “global” in its name should invest at least 40% of its assets in securities of businesses outside the U.S. (30% during unfavorable market conditions).

Response.              We were not aware of any formal SEC staff guidance requiring a fund with the word “global” in its name to adopt an investment strategy to invest at least 40% of its assets in securities of businesses outside the U.S. (30% during unfavorable market conditions).  As such, we did not construct and have not been operating these Funds in conformity with these guidelines.  Nonetheless, in consideration of your comment, we are in the process of examining the Diversified Global Growth, Diversified Global Moderate Growth and Diversified Global Stock Funds to determine whether they should be modified, including, but not limited to, changing the Funds’ names or investment strategies.  If modifications are determined to be necessary or appropriate, we will make such modifications as quickly as possible, but any modifications to the Funds will necessitate the involvement of our Board of Trustees and must be undertaken in a way that minimizes any impact to current shareholders.  As such, we will not be able to make any modifications to the Funds prior to the effective date of the Funds’ registration statement.

13.          Comment.              With respect to the Diversified Global Moderate Growth Fund, please add disclosure of “Small Cap Risk” and “High Yield Risk” to the Fund’s “Principal Risks” disclosure.

Response.              In response to your comment, we have added the applicable summary risk disclosure to the Diversified Global Moderate Growth Fund’s “Principal Risks” disclosure.

14.          Global Comment.                 With respect to the “Tax Information” summary section of each Prospectus, please add disclosure that investments in the Funds may be taxable when a shareholder makes withdrawals from their tax-deferred arrangement.

Response.              In response to your comment, we have revised the disclosure of each Prospectus’ “Tax Information” summary section accordingly.

15.          Global Comment.                 With respect to the “Information About the Underlying SEI Funds” section of each Prospectus, please clarify whether the SAAT Funds’ investment objectives may be changed with or without shareholder approval.

Response.              Item 9(a) of Form N-1A requires a fund to state its investment objectives and, “if applicable, state that those objectives may be changed without shareholder approval.”  Because each Fund’s investment objective may not be changed without shareholder approval, we have retained the current disclosure, which we believe complies with the requirement set forth in Item 9(a) of Form N-1A.

16.          Global Comment.                 With respect to the “How to Purchase Fund Shares” section of each Prospectus, please clarify (in accordance with Items 11(a)(2) and 11(a)(3) of Form N-1A) whether the purchase and redemption price for each Fund is at the next-calculated net asset value and add disclosure regarding the close of markets during national holidays.

Response.              In response to your comment, we have clarified the disclosure in each Prospectus’ “How to Purchase Fund Shares” section to state that the purchase and redemption price for each Fund is the next-calculated net asset value of the Fund.  Each Prospectus currently states that Funds may be purchased during “any day that the New York Stock Exchange (NYSE) is open for business,” which we believe satisfies the requirement under Item 11(a)(3) of Form N-1A.

17.          Global Comment.                 For each Prospectus, please revise the back cover to reflect the current zip code of the Securities and Exchange Commission, Public Reference Section, which is “20549-0102.”

Response.              In response to your comment, we have revised each Prospectus accordingly.

18.          Comment.              With respect to the narrative disclosure in the “Principal Investment Strategies” section of the Defensive Strategy and Defensive Strategy Allocation Funds, please provide average maturity of the fixed income securities that the Funds may investment in and the capitalization level of the equity securities that the Funds may invest in.

Response.              We believe that each of the Funds’ Principal Investment Strategies disclosure accurately and appropriately summarizes how each Fund intends to achieve its investment objective and identifies each Fund’s principal investment strategies and the types of securities in which each Fund invests principally, as required by Item 4(a) of Form N-1A.  Moreover, we believe that the suggested additional disclosure would be unusual in a fund-of-funds arrangement due to the broad allocation to underlying funds and could potentially be confusing to investors in the Funds.  Accordingly, we have retained the disclosure as is.

19.          Comment.              With respect to the “Average Annual Total Returns” section of the Defensive Strategy Fund, please disclose the relevance of the additional indices, as contemplated in Instruction 2(b) to Item 4(b)(2) of Form N-1A.

Response.              In response to your comment, we have added language that clarifies that the Funds’ additional indices, in conjunction with the Funds’ broad-based indices, are used to track the broad range of allocations that each of the Funds makes to the Underlying SEI Funds and that, when considered together, a Fund’s indices may provide investors with a useful comparison of the Fund’s overall performance.

20.          Comment.              With respect to the “Principal Investment Strategies” sections of Class A shares Prospectus for the Defensive Strategy Allocation, Conservative Strategy Allocation, Moderate Strategy Allocation, Core Market Strategy Allocation and Market Growth Strategy Allocation

Funds, please revise the “GoalLink Strategy Component” disclosure so that it is more comprehendible.

Response.              In response to your comment, we have revised the GoalLink Strategy Component disclosure to read as follows:

The [name of particular Fund] is designed to be a component of a broader strategy employed by SIMC, which is known as the “GoalLink [name of particular strategy] strategy.” Shareholders who participate in the GoalLink Strategy allocate their overall investment portfolio among investments in the Fund and one or more SEI funds that invest primarily in municipal bonds (Muni Bond Funds). The allocation between the Fund and the Muni Bond Funds is based on models developed by SIMC and selected by the shareholder (in consultation with his or her investment adviser). Accordingly, the Fund is not recommended for persons who do not participate in the GoalLink Strategy.

21.          Comment.              Please add “interest rate risk” disclosure to the “Principal Risks” section of the Defensive Strategy Allocation Fund.

Response.              Upon further review, we believe that the interest rate risk of fixed income securities is sufficiently covered under the paragraph entitled “Fixed Income Market Risk.”  Furthermore, we are revising the interest rate risk contained in other Funds to clarify that such risk is more specifically associated with investments in U.S. government securities.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its definitive proxy statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the definitive proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the definitive proxy statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien